UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 2017

Commission File Number: 1-07952

KYOCERA CORPORATION

(Translation of registrant’s name into English)

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/S/ SHOICHI AOKI
Shoichi Aoki
Director,
Managing Executive Officer and
General Manager of
Corporate Financial and Accounting Group

Date: June 29, 2017

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	English Translation of the Announcement of A Resolution Adopted at the 63rd Ordinary General Meeting of Shareholders of Kyocera Corporation (“Rinjihoukokusho”)

English Translation of the Announcement of the Resolutions Adopted at the 63rd Ordinary General Meeting of Shareholders of Kyocera Corporation (“Rinjihoukokusho”)

1.	Reason for Filing

To report certain resolutions adopted at the 63rd Ordinary General Meeting of Shareholders of Kyocera Corporation, which was held on June 27, 2017, in accordance with Paragraph 4 of Article 24-5 of the Financial Instruments and Exchange Law and Sub-paragraph 9-2 of Paragraph 2 of Article 19 of the Cabinet Office Ordinance on Disclosure of Corporate Information, etc.

2.	Matters Reported

1)	Date of the Meeting Held: June 27, 2017

2)	Contents of the Matters Resolved:

Proposal No.1	Appropriation of Surplus

1.	Matters Relating to Year-end Dividend

(1)	Matters Relating to Appropriation to Shareholders of Assets Distributed as Dividend and Aggregate Amount thereof:

60 yen per share of common stock of Kyocera Corporation

The aggregate amount thereof shall be 22,062,742,980 yen

(2)	Effective Date of the Distribution of Surplus as Dividend:

June 28, 2017

2.	Matters Relating to Appropriation of General Reserve

(1)	Category of Surplus to Increase and the Amount thereof:

General Reserve:	40,000,000,000 yen

(2)	Category of Surplus to Decrease and the Amount thereof:

Unappropriated Retained Earnings:	40,000,000,000 yen

Proposal No.2	Election of Fifteen (15) Directors

Goro Yamaguchi, Hideo Tanimoto, Ken Ishii, Hiroshi Fure, Yoji Date, Koichi Kano, Shoichi Aoki, John Sarvis, Robert Whisler,

Tadashi Onodera, Hiroto Mizobata, Atsushi Aoyama, Keiji Itsukushima, Norihiko Ina and Takashi Sato shall be elected as Directors.

3)	Number of the Votes Showing Intension to Vote FOR, AGAINST or ABSTAIN, Requirements for Adoption, and the Tabulation Results with respect to Matters Resolved:

Matters Resolved	FOR	AGAINST	ABSTAIN	INVALID	Ratio of Votes FOR	Result
Proposal No. 1	2,644,201	381,516	1,145	58	86.64	Adopted
Proposal No. 2
Goro Yamaguchi	2,307,620	709,418	9,799	78	75.61	Adopted
Hideo Tanimoto	2,718,112	307,592	1,133	78	89.06	Adopted
Ken Ishii	2,968,718	56,989	1,133	78	97.28	Adopted
Hiroshi Fure	2,969,447	56,261	1,133	78	97.30	Adopted
Yoji Date	2,968,916	56,791	1,133	78	97.28	Adopted
Koichi Kano	2,975,278	50,429	1,133	78	97.49	Adopted
Shoichi Aoki	2,968,628	57,080	1,133	78	97.27	Adopted
John Sarvis	2,975,230	50,477	1,133	78	97.49	Adopted
Robert Whisler	2,975,255	50,452	1,133	78	97.49	Adopted
Tadashi Onodera	2,345,308	680,398	1,134	78	76.85	Adopted
Hiroto Mizobata	2,991,932	33,776	1,134	78	98.04	Adopted
Atsushi Aoyama	2,991,625	34,083	1,134	78	98.03	Adopted
Keiji Itsukushima	2,978,662	38,364	9,814	78	97.60	Adopted
Norihiko Ina	2,978,655	38,386	9,799	78	97.60	Adopted
Takashi Sato	2,948,703	68,336	9,799	78	96.62	Adopted

Notes:

1.	Requirements for adoption of resolutions are as follows:

-	The requirement for adoption of resolution relating to Proposal No. 1 is a majority of votes of the shareholders entitled to exercise voting rights who are present at the Meeting.

-	The requirement for adoption of resolution relating to Proposal No. 2 is a majority of votes of shareholders entitled to exercise voting rights who are present at the Meeting, at which shareholders holding one-third or more of the voting rights of all shareholders entitled to exercise voting rights must be present.

2.	“Ratio of Votes FOR” is expressed in percentage of a fraction, of which the denominator is the number of voting rights held by shareholders present or represented at the Meeting (i.e., the sum total of the number of voting rights exercised by shareholders by the day immediately preceding the Meeting date and the number of voting rights exercised at the Meeting by attending shareholders), and the numerator is the number of voting rights with confirmed votes “FOR” with respect to each Proposal.

4)	Reason for not Including Some Votes of Shareholders Present at the Meeting:

Because the said number of voting rights with confirmed votes “For”, out of the total number of voting rights exercised at the Meeting, was sufficient to satisfy the requirements for adoption of all Proposals.